OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Quiggle, Gregory		Tollgrade Communications, Inc. (TLGD)
	c/o Tollgrade Communications, Inc. 493 Nixon Road	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			October 24, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Cheswick, PA 15024 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				EVP, Marketing

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Employee Stock Option		$9.485		10/24/02				A			1,500

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	See explanation below	10/24/12		Common Stock	1,500				1,500		D

Explanation of Responses:

* Options are exercisable in three equal installments on 10/24/02, 10/24/03 and 10/24/04.

/s/ Sara M. Antol, as Attorney in Fact for Gregory Quiggle	12/17/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

TOLLGRADE®
Network Assurance Simplified.

POWER OF ATTORNEY

To Sign and File Reports Under Section 16(a) of the Securities
Exchange Act of 1934 With Respect to Equity
Securities of Tollgrade Communications, Inc.

     KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Sara M. Antol his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, to sign any and all reports of the undersigned under Section 16(a) of the Securities Exchange Act of 1934 with respect to equity securities of Tollgrade Communications, Inc., and to file the same with the Securities and Exchange Commission and NASDAQ, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorney-in-fact and agent, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

     This Power of Attorney shall remain in effect unless notice of its revocation shall have been filed by the undersigned with the Securities and Exchange Commission and NASDAQ.

     IN WITNESS WHEREOF, the undersigned has executed and delivered this Power of Attorney the date set forth below.

DATE: December 17, 2002	SIGNATURE: /s/ Gregory Quiggle

TOLLGRADE COMMUNICATIONS, INC. 493 Nixon Road / Cheswick, PA 15024 Phone 412-820-1400 / Fax: 412-820-1530 Customer Service: 1-800-878-3399 / Technical Support: 1-800-777-5405	LOGO	PROPRIETARY — This document contains information that shall be distributed or routed only within Tollgrade Communications, Inc. and its authorized clients, except with written permission of Tollgrade